Mail Stop 3561

March 19, 2008

Mr. Brian Haveson
Chief Executive Officer
Lightning Gaming, Inc.
106 Chelsea Parkway
Boothwyn, PA 19061

      Re: Lightning Gaming, Inc.
             Item 4.01 Form 8-K
             Filed February 15, 2008
             File No. 000-52575

Dear Mr. Haveson:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

             Sincerely,

             William J. Kearns
             Staff Accountant